# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty Capital Corporation, CIK 0002057463
CUSIP: 36164V602
Title of class of securities: Series A GCI Group Common Stock
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001214717

## Reporting persons
- Geode Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 250,406; shared voting power 0; sole dispositive power 250,406; shared dispositive power 0; aggregate amount beneficially owned 250,406 (6.86% of the class)
- Geode Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 266,540; shared voting power 0; sole dispositive power 266,540; shared dispositive power 0; aggregate amount beneficially owned 266,540 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Liberty Capital Corporation
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, COLORADO 80112

## Item 2. Person Filing
Name of person filing:
Geode Capital Management, LLC
Geode Capital Holdings LLC
Address of principal business office or, if none, residence:
100 Summer Street, 12th Floor, Boston, MA 02110
100 Summer Street, 12th Floor, Boston, MA 02110
Citizenship:
Delaware, USA
Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
250,406
266,540
Percent of class:
6.86%
7.30
Sole power to vote or to direct the vote:
250,406
266,540
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
250,406
266,540
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various clients of Geode Capital Management, LLC and Geode Capital Management Trust Company, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. To the knowledge of the Reporting Persons, no one person's interest in the common stock of the Issuer relates to more than five percent of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99A - Identification and classification of the subsidiary.
Exhibit 99B - Joint Filing Agreement pursuant to Rule 13d-1(k).

## Signatures
- Geode Capital Management, LLC: Laura M. Doherty, Chief Operating Officer (08/07/2026)
- Geode Capital Holdings LLC: Laura M. Doherty, Chief Operating Officer (08/07/2026)